EXHIBIT 99.3

Press Release

United Kingdom Offshore Wind:
Total and GIG successful in securing seabed lease rights to jointly develop 1.5 GW offshore wind project

Paris, 8th February 2021 - A 50/50 joint venture between Macquarie’s Green Investment Group (GIG) and Total has been successful in securing rights to a seabed lease in the Eastern Regions zone in the Crown Estate’s Offshore Wind Leasing Round 4.

The project, which will be located off the UK’s East Anglian coast, could deliver up to 1.5 gigawatts (GW) of renewable electricity and represents a significant early stage investment in the UK offshore wind sector for both companies.

It will also:

•	Support significant employment opportunities and play a critical role in helping the UK meet its ambitious net zero target.

•	Enable the two partners to expand in the UK, which is Europe's most mature market for offshore wind and provides steady growth perspectives and a clear route-to-market.

Both GIG and Total are global renewable energy developers and investors and bring significant expertise, technical capability, and a track record in successful energy development to the project. GIG has supported almost 50% of the UK’s offshore wind capacity in operation. Total continues to build up a strong position in offshore wind after its involvement in the 1.1 GW Seagreen project off the east coast of Scotland and in Erebus, a 96 MW floating offshore wind project in the Celtic Sea, leveraging its long standing industrial activity in the UK.

GIG and Total are currently partnering in South Korea to co-develop a major portfolio of floating offshore wind projects.

“Total is delighted to have been awarded 1.5 GW as part of the 4th Round of offshore wind leases from The Crown Estate with our partner GIG. We continue to support the energy transition goals of the UK. This project is our largest renewables development in Europe to date and an important step toward our 2050 net zero ambition”, said Julien Pouget, Senior Vice President Renewables at Total. “This success builds on our historical expertise in the UK offshore and is paving the way to expansion of our renewable energy offering in the country in line with our strategy of becoming a broad-energy company”.

Mark Dooley, Global Head of Green Investment Group, said: “With this investment, we’re continuing our pioneering role in the UK’s energy transition, and helping to establish offshore wind as the backbone of its new low-carbon energy system. Building on our track record as one of the country’s largest funders of offshore wind, this represents a significant increase in our commitment to the UK’s offshore wind sector. This adds to our growing portfolio of renewable developments in Europe and grows our global offshore wind development portfolio to over 13 GW.”

Total and GIG were awarded this lease for an annual option fee of £83k per MW/year, during the development phase. There will now be a Habitat Regulations Assessment (HRA) of the possible impact of the project on relevant nature conservation sites in the allotted area. Following successful conclusion of that process the final agreements for lease will be signed sometime in 2022.

Total, renewables and electricity

As part of its ambition to get to net zero by 2050, Total is building a portfolio of activities in renewables and electricity that could account for up to 40 % of its sales by 2050. At the end of 2020, Total's gross power generation capacity worldwide was around 12 GW, including close to 7 GW of renewable energy. With the objective of reaching 35 GW of production capacity from renewable sources by 2025, Total will continue to expand its business to become one of the world leaders in renewable energies.

About Green Investment Group

Macquarie’s Green Investment Group (GIG) is a specialist in green infrastructure principal investment, project development and delivery, green impact advisory and the management of portfolio assets. Its track record, expertise and capability make it a global leader in green investment and development, dedicated to accelerating the green transition. For more information, visit greeninvestmentgroup.com and macquarie.com.

* * * * *

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Macquarie/GIG Contacts

Tel:   +44 20 3037 4014

Email:  mediaEMEA@macquarie.com

Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.